FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of January 2002

HOLMES FINANCING (No 5) PLC
HOLMES FUNDING LIMITED
HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . X . . .

Holmes Financing No 5 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 11th December 2001 to 8th January 2002

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements

	Current Period	
	Number	£000's
Brought Forward	285,734	17,887,313
Replenishment	7,198	511,611
Repurchased	(1,868)	(148,062)
Redemptions	(5,218)	(296,582)
Other Movements	0	26
Carried Forward	285,898	17,954,206

	Cumulative	
	Number	£000's
Brought Forward	115,191	6,399,314
Replenishment	249,852	16,780,480
Repurchased	(33,377)	(2,184,139)
Redemptions	(46,971)	(3,041,385)
Other Movements	0	25
Carried Forward	285,696	17,954,206

Annualised 1 Month CPR	33.38%	**(including redemptions and repurchases)
Annualised 3 Month CPR	41.64%	
Annualised 12 Month CPR	25.15%	

** The annualised CPR's are expressed as a percentage of the outstanding balance at the end of the period

Asset Profiles

Weighted Average Seasoning	37	
Weighted Average Loan size	£62,843.74	
Weighted Average LTV	79.09%	*** (see below)
Weighted Average Remaining Term	19.32 years	

Product Type Analysis

	£000's	%
Variable Rate	11,937,752	66.49%
Fixed Rate	6,016,454	33.51%
Tracker Rate	0	0.00%
Flexible Mortgages	0	0.00%
	17,954,206	100.00%

Mortgage Standard Variable Rate

Effective Date	Rate
01 September 2001	6.75%
01 November 2001	6.50%
01 December 2001	6.10%

Geographic Analysis

Region	Number	£000's	%
East Anglia	11,100	613,547	3.42%
East Midlands	16,167	798,871	4.44%
Greater London	55,158	4,307,104	23.99%
North West	13,143	609,435	3.39%
North	33,747	1,672,898	9.32%
South East	81,247	5,958,504	33.19%
South West	22,647	1,345,175	7.49%
Wales	14,284	669,170	3.73%
West Midlands	18,670	1,027,108	5.72%
Yorkshire and Humberside	20,184	945,083	5.26%
Unknown	129	9,311	0.05%
Total	285,896	17,954,206	100.00%

Abbey National has reallocated a number of Post Codes to different Geographical regions from those used in the prospectus and therefore some minor changes to distribution may be seen.

Holmes Financing No 5 plc
Periodic Report to Holmes Trustees Limited and Holmes Funding Limited
For Period 11th December 2001 to 8th January 2002

All values are in thousands of pounds sterling unless otherwise stated

Original LTV Bands

Range	Number	£000's	%
0.00 - 25.00	3,780	149,088	0.83%
25.01 - 50.00	27,052	1,372,665	7.65%
50.01 - 75.00	69,663	4,635,391	25.82%
75.01 - 80.00	14,868	1,036,143	5.77%
80.01 - 85.00	19,009	1,361,198	7.58%
85.01 - 90.00	42,403	3,126,275	17.41%
90.01 - 95.00	108,921	6,273,446	34.94%
Total	285,896	17,954,206	100.00%

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

Arrears

Band	Number	Principal	Overdue	%
Current	279,820	17,534,182	(1,863)	98.23%
1.00 - 1.99 months	4,002	221,072	1,674	1.23%
2.00 - 2.99 months	870	46,996	680	0.26%
3.00 - 3.99 months	387	20,301	425	0.11%
4.00 - 4.99 months	192	9,553	269	0.05%
5.00 - 5.99 months	139	6,999	232	0.04%
6.00 -11.99 months	232	10,416	506	0.08%
12 months and over	27	1,135	134	0.01%
Properties in Possession	27	1,381	114	0.01%
Total	285,686	17,852,035	2,171	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount (which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Shares of Trust last Distribution Date (8th January 2002)

	£000's	%
Funding Share	11,973,516	66.68920%
Seller Share	5,980,690	33.31080%
	17,954,206	100.00000%

Minimum Seller Share	718,008	4.00%

Cash Accumulation Ledger

	£000's
Brought Forward	0
Additional Amounts Accumulated	0
Payment of Notes	0
Carried Forward	0

Excess Spread

Quarter to 16/10/2001	0.4521%
Quarter to 16/7/2001	0.8880%
Quarter to 16/4/2001	0.8645%

Holmes Financing No 5 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 11th December 2001 to 8th January 2002

All values are in thousands of pounds sterling unless otherwise stated

Reserve Funds

	First Reserve	Second Reserve
Balance as at 15/10/2001	£127,075,547.00	£19,000,000.00
Percentage of Notes	1.06%	0.16%

Properties in Possession

Stock

	Current Period	
	Number	£000's
Brought Forward	29	1,453
Repossessed in Period	2	195
Sold in Period	(4)	(153)
Carried Forward	27	1,495

	Cumulative	
	Number	£000's
Repossessed to date	72	3,441
Sold to date	(45)	(1,946)
Carried Forward	27	1,495

Repossession Sales Information

Average time Possession to Sale	79 Days
Average arrears at time of Sale	£4,526.00

MIG Claim Status

	Number	£000's
MIG Claims made	30	229
MIG Claims outstanding	0	0

Average time claim to payment: 23 days

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £16 billion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 5) PLC

Dated 25th January, 2002

By ______________________

P J Lott (Authorised Signatory)